UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

7 June 2010

Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Standard & Poor’s Research Update

The following is an extract from the Research Update issued by Standard & Poor’s on 4 June 2010:

“Rating Action

On June 4, 2010, Standard & Poor's Ratings Services lowered its long-term corporate credit rating on BP PLC to 'AA-' from 'AA'. At the same time, we placed both the long- and short-term rating on CreditWatch with negative implications. The short-term corporate credit rating remains 'A-1+'.

Rationale

The downgrade reflects our opinion on the significant operational challenges that U.K.-headquartered oil major BP continues to face to stem or contain the leak from one of its wells in the Gulf of Mexico. Our rating action reflects, in particular, our view on: the costs to BP in 2010 for capping the well and cleaning up; the level of any longer-term compensation, litigation, or fines; the potential for increased regulation and scrutiny of the U.S. offshore industry; and the impact on BP's reputation and brand. While the scope and consequences of the spill are still uncertain, this event is, in our opinion, not consistent with the scenario we had factored into the previous 'AA' rating, hence the downgrade.

Since we revised the outlook on our long-term rating on BP to negative on May 7, 2010 (see "BP PLC Outlook Revised To Negative On Uncertainty Of Future Costs Including Those From Oil Spill; Ratings Affirmed," published on RatingsDirect), the company has mounted a number of unsuccessful attempts to stem the well. BP's most recent estimate of gross costs to the beginning of June is $990 million. We expect the likely costs of capping and clean up alone to amount to several billion dollars, partly depending on how much time BP will need to gain control over the oil flow. The eventual total cost of the incident could be far higher, although it could be payable over a number of years.

As with other exploration and production companies operating in U.S. territorial waters, we expect that BP is likely to face increased costs due to intensified regulatory scrutiny of the industry.

We see a risk that events leading up to and following the oil spill may result in lasting impairment of BP's business and financial risk profiles, which we currently assess as "excellent" and "minimal," respectively. We also see the prospect of a more difficult operating environment in the U.S., BP's largest market by far. We understand that federal investigations have yet to determine the exact chain of events that led to the spill.

The global operations of BP, one of the world's largest private, integrated oil and gas companies, continue to generate considerable cash flows, which acts as a support to the ratings. We consider BP's business risk profile to be underpinned by its massive, profitable global upstream activities, and diversity. BP refined 2.3 million barrels per day in 2009, primarily in the U.S. and Europe.

Relative business weaknesses include, in our opinion, BP's exposure to the volatile and cyclical oil industry; industry-wide pressures on the downstream segment; and some exposure to emerging-market country risk through 50%-owned, Russia-based affiliate TNK-BP International Ltd. (BBB-/Stable/A-3).

We have revised our previous rating assumption that BP's discretionary cash flow after capital expenditure (capex) and dividends would remain only moderately negative to breakeven in 2010. However, the oil price remains marginally above our $70 per barrel oil price assumption for 2010. As we factor in organic capex and dividends of about $30 billion in 2010, we see some scope for BP to reduce outgoings if the oil price were to materially decline from current levels.

Liquidity

We view BP's liquidity as "adequate": In our analysis, high cash balances and bank lines offset significant short-term debt, committed acquisitions, and our anticipation of weak and potentially negative free operating cash flow (FOCF) after dividends in the near term. We believe that BP's near-term financing needs are covered by committed bank lines, obviating the need to address the capital markets at a time of stress.

FOCF covered all but $1.1 billion of the $10.5 billion dividends paid in the year to March 2010. As of April, we understand that BP had contractually committed to net acquisitions of $8.4 billion. We estimated BP's surplus cash balances before acquisitions at $5.3 billion at end-March 2010--reported cash was $6.8 billion--while committed undrawn credit lines remained at $5.25 billion, most of which mature in late 2011, although a small tranche matures in 2013. BP's short-term debt fell to $8.4 billion in March 2010 from $9.1 billion a year earlier.

As a positive rating factor, we observe that short-term debt included $4.5 billion in long-dated revenue bonds and U.S. prepaid natural gas transactions reported at year-end 2009. We believe these have minimal rollover risk, even though they are reported as short term. The company's loan documentation does not include any significant liquidity triggers.

CreditWatch

We aim to resolve the CreditWatch placement after further discussion with BP's management. As part of the review we will factor in the likely higher costs to BP in 2010 and subsequent years. Our assessment will reconsider both the business and financial risk profiles in the light of recent developments, and we will likely revise the financial ratio levels that we consider commensurate with the current rating on BP. A prolongation of the spill or significant reevaluation of the costs involved could also trigger a downgrade.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 7 June 2010	/s/ D J Pearl
D J PEARL
Deputy Company Secretary